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                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE TO
                           TENDER OFFER STATEMENT
 (Under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934)

                             (Amendment No. 4)

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                               TELESOFT CORP.
       (Name of Subject Company (issuer) and Filing Person (offeror))

                                COMMON STOCK
                       (Title of Class of Securities)

                                879924 10 8
                   (CUSIP Number of Class of Securities)

                             Michael F. Zerbib
                   President and Chief Executive Officer
                               Telesoft Corp.
                         3443 North Central Avenue
                                 Suite 1800
                           Phoenix, Arizona 85012
                               (602) 308-2100

    (Name, Address and Telephone Number of Person Authorized to Receive
       Notices and Communications on Behalf of the Filing Person(s))

                            --------------------

                                  Copy to:

                               Edward S. Best
                            Mayer, Brown & Platt
                          190 South LaSalle Street
                        Chicago, Illinois 60603-3441
                               (312) 782-0600

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                              February 4, 2000
   (Date Tender Offer First Published, Sent or Given to Security Holders)

[ ] Check box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

         |_| Third party tender offer subject to Rule 14d-1.

         |X| Issuer tender offer subject to Rule 13e-4.

         |_| Going-private transaction subject to Rule 13e-3.

         |_| Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: o

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         This Amendment No. 4 to Tender Offer Statement on Schedule TO
filed February 3, 2000 (the "Statement") relates to the announcement by Telesoft Corp. that, as requested by the Securities and Exchange Commission, it is circulating a letter to its stockholders informing them that Thierry E. Zerbib, Brian H. Loeb and Michael F. Zerbib (the "Telesoft Affiliates") tendered an aggregate of 1,727,500 Telesoft shares as well as an additional 214,500 Telesoft shares subject to vested options of Telesoft common stock at $7.25 per share, as announced on March 6, 2000, in Telesoft's previously announced Dutch auction self-tender offer.

         In order to give its stockholders an opportunity to evaluate this information, Telesoft is extending the expiration date of the offer from 12:00 midnight, New York City time, on Monday, March 20, 2000 to 12:00 midnight, New York City time on Friday, March 24, 2000.

         Telesoft also announced that as of 6:00 p.m., New York City time, on March 16, 2000, 3,239,274 Telesoft shares and 587,325 Telesoft shares subject to options had been tendered in the offer, representing approximately 96% of the total Telesoft shares outstanding and Telesoft shares subject to options and available for tender, and approximately 91% of the total Telesoft shares owned by stockholders other than the Telesoft Affiliates.

         A copy of a letter to stockholders and the Company's press release are filed as Exhibits (a)(1)(J) and (a)(5)(B) hereto.

ITEM 12.  Exhibits.

         A list of exhibits filed with this Statement is set forth on the Index to Exhibits immediately following the signature page of this Statement and is incorporated herein by reference.



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                                 SIGNATURE



         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                   TELESOFT CORP.

                                   By:   /s/ Michael F. Zerbib
                                      ---------------------------------------
                                   Name: Michael F. Zerbib
                                   Title: President & Chief Executive Officer



Dated: March 17, 2000



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                             INDEX TO EXHIBITS


Item         Description

(a)(1)(A)    Revised Offer to Purchase dated February 4, 2000                 *

(a)(1)(B)    Form of Letter of Transmittal.                                   *

(a)(1)(C)    Form of Notice of Guaranteed Delivery.                           *

(a)(1)(D)    Form of Letter to Brokers, Dealers, Commercial Banks,
             Trust Companies and Other Nominees.                              *

(a)(1)(E)    Form of Letter to Clients for use by Brokers, Dealers,
             Commercial Banks, Trust Companies and Other Nominees.            *

(a)(1)(F)    Form of Letter to Stockholders dated February 4, 2000, from
             the President and Chief Executive Officer of the Company.        *

(a)(1)(G)    Form Direction Form for participants in the Telesoft Corp.
             Profit Sharing Plan.                                             *

(a)(1)(H)    Form of Option Election for stock option holders.                *

(a)(1)(I)    Guidelines for Certification of Taxpayer Identification
             Number on Substitute Form W-9.                                   *

(a)(1)(J)    Form of Letter to Stockholders dated March 17, 2000 from
             the President and Chief Executive Officer of the Company..........

(a)(2)-(4)   Not applicable.

(a)(5)       Press Release issued by the Company dated February 3, 2000.      *

(a)(5)(A)    Press Release issued by the Company dated March 6, 2000.         *

(a)(5)(B)    Press Release issued by the Company dated March 17, 2000..........

(b)          Not applicable.

(d)          Stock Purchase Agreement dated as of February 2, 2000 between
             Joseph W. Zerbib and Telesoft Corp.                              *

(g)          Not applicable.

(h)          Not applicable.


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*Previously filed.